Terms supplement to the prospectus dated April 8, 2020, the prospectus supplement dated April 8, 2020, the product supplement no. 4-II dated November 4, 2020 and the underlying supplement no. 13-I dated February 1, 2022

Registration Statement Nos. 333-236659 and 333-236659-01
Dated May 3, 2022
Rule 424(b)(3)

North America Structured Investments

2.5yr Capped Buffered Equity Notes linked to the Ensemble.Ai Large Blend Index PR

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Index Overview

The Ensemble.Ai Large Blend Index PR (the "Index") tracks the performance of equally weighted allocations to (a) a dynamic "U.S. stock large value" notional portfolio and (b) a dynamic "U.S. stock large growth" notional portfolio, in each case selected using a strategy that seeks outperformance relative to a corresponding benchmark portfolio derived from the iShares® Russell 1000 Value ETF (the "Value ETF") or the iShares® Russell 1000 Growth ETF (the "Growth ETF"), as applicable.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Index (Index Ticker): Ensemble.Ai Large Blend Index PR (SOEAILBP)

Pricing Date: May 25, 2022

Observation Date: November 25, 2024

Maturity Date: November 29, 2024

Maximum Return: At least 25.00%*

Buffer Amount: 10.00%

Payment At Maturity: If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return, subject to the Maximum Return)

If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Amount)]

If the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

CUSIP: 48133F5N1

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48133F5N1/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.


Note Performance
Index Performance
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
Payment at Maturity
Index Return

Hypothetical Total Returns**

Final Value	Index Return	Total Return on the Notes
165.00	65.00%	25.00%
140.00	40.00%	25.00%
130.00	30.00%	25.00%
125.00	25.00%	25.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
101.00	1.00%	1.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	-10.00%
60.00	-40.00%	-30.00%
40.00	-60.00%	-50.00%
20.00	-80.00%	-70.00%
0.00	-100.00%	-90.00%

* The actual Maximum Return will be provided in the pricing supplement and will not be less than 25.00%.

**Reflects Maximum Return equal to the minimum Maximum Return set forth herein, for illustrative purposes.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks Risks Relating to the Notes Generally • Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. • Your maximum gain on the notes is limited to the Maximum Return. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. • No interest payments, dividend payments or voting rights. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as “JPMS”) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Risks Relating to Conflicts of Interest • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. Selected Risks (continued) Risks Relating to the Estimated Value and Secondary Market Prices of the Notes • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The estimated value of the notes is determined by reference to an internal funding rate. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. Risks Relating to the Index • JPMorgan Chase & Co. may be one of the companies that make up the Index. • The daily holdings and portfolio weights of mutual funds, the Value ETF and the Growth ETF derived by the replication technologies may differ, perhaps significantly, from the actual holdings and portfolio weights of those funds. • The Index may not be successful or outperform any alternative strategy. • The Index’s notional portfolios may not accurately represent “U.S. stock large value” and “U.S. stock large growth” portfolios. • Concentration risks may adversely affect the value of the notes. • The Index, which was established on October 12, 2021, has a limited operating history and may perform in unanticipated ways. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, s upe rseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information pres ent ed herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters. This material is not a product of J.P. Morgan Research Departments . North America Structured Investments 2.5yr Capped Buffered Equity Notes linked to the Ensemble.Ai Large Blend Index PR The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable product supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.